UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

BTHC X, INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

11777R 207 (CUSIP Number)

Magellan Alpha Investments, Corp. George Syllantavos 2 ARGYROKASTROU STREET VOULA 16673, ATHENS GREECE Attn: George Syllantavos

With a copy to:

Barry I. Grossman, Esq. Ellenoff Grossman & Schole, LLP 150 East 42nd Street, 11th Floor New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2009 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777R 207

1.	Name of Reporting Person: MAGELLAN ALPHA INVESTMENTS, CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,682,079

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,682,079

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,682,079

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 63.05%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 11777R 207

1.	Name of Reporting Person: George Syllantavos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,682,079

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,682,079

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,682,079

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 63.05%

14.	Type of Reporting Person (See Instructions) CO

The information contained in this Amendment No. 1 corrects, supplements and amends information contained in the following items of Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) relating to common stock, par value $.001 per share (“Common Stock”), of BTHC X, Inc., a Delaware corporation (the “Issuer”).

The names of the persons filing this statement (the “Reporting Persons”) are Magellan Alpha Investments, Corp., a Marshall Islands corporation, (“Magellan”) and its sole director and shareholder, George Syllantavos, a citizen of Greece.

This Amendment No. 1 is being filed to amend Items 1, 4, 5, 6 and 7 of the Schedule 13D.

Item 1.     Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”) of the Issuer, whose principal executive offices are located at 2 Argyrokastrou Street, Voula 16673, Athens Greece.

Item 4.     Purpose of Transaction

The Reporting Persons have no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than matters described in a Shareholders’ Agreement among the Reporting Persons and Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy, and attached as an exhibit hereto.

However, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) On October 9, 2009, the Reporting Persons acquired the Common Stock as part of a Securities Purchase Agreement and a Subscription Agreement with the Issuer, as further described in the Issuer’s Current Report on Form 8-K dated September 21, 2009.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Magellan Alpha Investments, Corp. has entered into a Shareholders’ Agreement with Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy with respect to their holdings of the Issuer’s Common Stock which contains certain agreements relating to the Issuer’s governance and the voting of the Issuer’s securities, which is attached hereto as an exhibit.

Item 7.     Material to Be Filed as Exhibits

1.     Stock Purchase Agreement dated as of October 28, 2009 by and among Magellan Alpha Investments, Corp., Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel, and Timothy G. Murphy.

2.     Shareholders’ Agreement dated as of November 9, 2009, by and among Magellan Alpha Investments, Corp., Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 18, 2009
MAGELLAN ALPHA INVESTMENTS, CORP.

By: /s/ George Syllantavos

Name: George Syllantavos
Title: President

DATE:	November 18, 2009
/s/ George Syllantavos
George Syllantavos

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)